

Mail Stop 7010

March 27, 2007

Mr. Robert H. Barghaus
Vice President and Chief Financial Officer
Blyth, Inc.
One East Weaver Street
Greenwich, Connecticut 06831

      RE: **Form 10-K for the Fiscal Year ended January 31, 2006**
               Forms 10-Q for the Fiscal Quarters ended April 30, 2007, July, 31, 2007
               and October 31, 2007
               File No. 1-13026

Dear Mr. Barghaus:

      We have reviewed your response letter dated March 14, 2007 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the year ended January 31, 2006</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where applicable.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, page 25

2. We have reviewed your response to comment two and have the following additional comments.

    *   You assumed a revenue growth rate of 3% and an EBITDA multiple of 7.5 in 2005. You also assumed a revenue growth rate of 2.8% and an EBITDA multiple of 8.5 in 2006. You indicated in your response that higher EBITDA multiples are warranted if revenues are expected to grow at a higher rate than normal. Please therefore expand your disclosures to better address the basis for increasing the EBITDA multiple from 7.5 in 2005 to 8.5 in 2006 given that you lowered your expected revenue growth from 3% to 2.8%. Your disclosures should address how you concluded that these growth rates are a higher than normal given that these growth rates approximate or are less than the long run economic growth rate of the U.S. economy.

    *   We note that you are in the process of completing your fiscal 2007 annual assessment of goodwill for impairment. Please provide us with your analysis to date, including the material underlying assumptions you have utilized. Such information should be at the level of detail previously provided by the Company. Ensure that any changes you have made to your significant underlying assumptions are thoroughly explained.

*   *   *   *

        Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

        If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

                                                    Sincerely,

                                                    Rufus Decker
                                                    Branch Chief